March 23, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F 2016 Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Nokia Corporation has made disclosure pursuant to such provisions in its annual report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission on March 23, 2017.

Respectfully submitted,

NOKIA CORPORATION

By:	/s/ RIIKKA TIEAHO
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ TARJA SIPILÄ
Name:	Tarja Sipilä
Title:	Vice President, Corporate Controller

March 23, 2017